

ALEXCO CLOSES $30 MILLION COMMON SHARE EQUITY FINANCING

(All amounts expressed in Canadian Dollars unless otherwise indicated)

Vancouver, July 7th, 2020 – Alexco Resource Corp. (NYSE American/TSX: AXU) ("**Alexco**" or the "**Company**") announces that it has closed the previously announced public offering (the "**Offering**") of common shares of the Company (the "**Common Shares**"), with a syndicate of underwriters (the "**Underwriters**"). With full subscription of the over-allotment option, the Company has issued 10,994,000 Common Shares at a price of $2.73 per share (the "**Offering Price**") for gross proceeds of $30,013,620.

In connection with the Offering, the Company has paid the Underwriters a cash commission equal to 1.5% on $10 million out of the aggregate gross proceeds (representing the proceeds raised from sales to members of the President's List) and 6.0% on the remaining proceeds of approximately $20 million.

The Company intends to use the net proceeds of the Offering to fund continuing development at Keno Hill and for general corporate and working capital purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing Keno Hill to production. In 2019, the Company published a positive pre-feasibility study that estimates production of 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits. Keno Hill has excellent potential to continue growing through continued exploration of the known deposits and other highly prospective areas in the District.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: info@alexcoresource.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



*Some statements ("**forward-looking statements**") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. The forward-looking statements herein may include, but are not limited to, statements with respect to the anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that the final Water Use License ("WUL") will be issued in a timely manner on substantially the same terms and conditions as set out in the draft WUL; that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.*